OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	O'Neil, Frank B		ProAssurance Corporation (PRA)
	100 Brookwood Place	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			3/05/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Birmingham, AL 35209 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Senior Vice-President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	ProAssurance (Common Stock)		3/04/03				A			859	A	22.00		9,466		D

	ProAssurance (Common Stock)		3/04/03				P			355	A	22.10				D

	ProAssurance (Common Stock)													2,026		I		ProAssurance Pension Plan

	ProAssurance (Common Stock)													283		I		Trustee of Child's UTMA

	ProAssurance (Common Stock)													315		I		Trustee of Child's UTMA

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (Right to Buy)		22.00		12,500				A			12,500

	Employee Stock Option (Right to Buy)		16.80		1/15/02				A			25,000

	Employee Stock Option (Right to Buy)		24.68		6/27/01				J (1)			1,714

	Employee Stock Option (Right to Buy)		26.03		6/27/01				J (1)			1,768

	Employee Stock Option (Right to Buy)		21.01		6/27/01				J (1)			1,442

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	3/04/13		Common Stock	12,500				42,424		D

	(2)	1/15/12		Common Stock	25,000						D

	6/27/01	12/03/07		Common Stock	1,714						D

	6/27/01	12/03/08		Common Stock	1,768						D

	6/27/01	12/03/09		Common Stock	1,442						D

Explanation of Responses:

(1) - Reflects options to purchase shares of ProAssurance Corporation common stock acquired beneficially by the reporting person in exchange for surrender of options to purchase shares of Professionals Group in connection with the consolidation of Medical Assurance Inc. and Professionals Group under the ownership of ProAssurance Corporation. The acquisition of options to purchase ProAssurance Corporation shares reported herein is exempt from Section 16(b) of the Securities Exchange Act, as amended (the "ACT"), by virtue of Rule 16b-3(d) promulgated under the ACT.

(2) - The options vest in five equal installments commencing on July 15, 2002.

(3) - The options vest in five equal installments commencing on September 4, 2003.

(4) - Reflects options to purchase shares of ProAssurance Corporation common stock acquired beneficially by the reporting person in exchange for surrender of options to purchase shares of Professionals Group in connection with the consolidation of Medical Assurance Inc. and Professionals Group under the ownership of ProAssurance Corporation. The acquisition of options to purchase ProAssurance Corporation shares reported herein is exempt from Section 16(b) of the Securities Exchange Act, as amended (the "ACT"), by virtue of Rule 16b-3(d) promulgated under the ACT.

By: /s/ Frank B. O"Neil	3/05/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.